SUB-ITEM 77M: MERGERS

On September 7, 2012, Schwab Premier Equity Fund (the Fund), a series of the Registrant, was merged with Schwab Core Equity Fund, another series of the Registrant.The merger was approved by the Registrants Board of Trustees on February 28, 2012, and by shareholders of the Fund on September 5, 2012.